UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Arcos Dorados Holdings Inc. Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 16, 2016

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina

March 16, 2016

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2015	2014	2013
Sales by Company-operated restaurants	$2,930,379	$3,504,302	$3,859,883
Revenues from franchised restaurants	122,361	146,763	173,427
Total revenues	3,052,740	3,651,065	4,033,310

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(1,350,515)
Payroll and employee benefits	(616,358)	(734,093)	(814,112)
Occupancy and other operating expenses	(838,037)	(997,065)	(1,055,188)
Royalty fees	(149,089)	(173,663)	(188,885)
Franchised restaurants – occupancy expenses	(54,242)	(63,939)	(63,273)
General and administrative expenses	(270,680)	(272,065)	(317,745)
Other operating income (expenses), net	6,560	(95,476)	(15,070)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(3,804,788)
Operating income	93,407	70,857	228,522
Net interest expense	(64,407)	(72,750)	(88,156)
Loss from derivative instruments	(2,894)	(685)	(4,141)
Foreign currency exchange results	(54,032)	(74,117)	(38,783)
Other non-operating (expenses) income, net	(627)	146	(848)
(Loss) income before income taxes	(28,553)	(76,549)	96,594
Income tax expense	(22,816)	(32,479)	(42,722)
Net (loss) income	(51,369)	(109,028)	53,872
Less: Net income attributable to non-controlling interests	(264)	(305)	(18)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.25)	(0.52)	0.26

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars

	2015	2014	2013
Net (loss) income	$(51,369)	$(109,028)	$53,872

Other comprehensive loss, net of tax:

Foreign currency translation	(128,492)	(85,858)	(60,821)
Post-employment benefits:
Net loss recognized in accumulated other comprehensive income	(213)	(544)	—
Reclassification of net loss to consolidated statement of income	440	199	382
Post-employment benefits (net of $120, $178 and $197 of deferred income taxes for the fiscal years ended December 31, 2015, 2014 and 2013, respectively)	227	(345)	382
Cash flow hedges:
Net gains recognized in accumulated other comprehensive income	20,487	5,158	537
Reclassification of net gain to consolidated statement of income	(14,209)	(2,792)	(164)
Cash flow hedges (net of $nil of income taxes)	6,278	2,366	373
Total other comprehensive loss	(121,987)	(83,837)	(60,066)
Comprehensive loss	(173,356)	(192,865)	(6,194)
(Less) Plus: Comprehensive (income) loss attributable to non-controlling interests	(73)	(200)	134
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(173,429)	$(193,065)	$(6,060)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

For the fiscal years ended December 31, 2015 and 2014

Amounts in thousands of US dollars

ASSETS	2015	2014
Current assets
Cash and cash equivalents	$112,519	$139,030
Accounts and notes receivable, net	63,348	83,003
Other receivables	35,629	65,147
Inventories	44,641	47,688
Prepaid expenses and other current assets	110,808	90,308
Deferred income taxes	12,051	17,188
Collateral deposits	—	4,832
Total current assets	378,996	447,196
Non-current assets
Miscellaneous	66,299	102,170
Collateral deposits	5,325	5,325
Property and equipment, net	833,357	1,092,994
Net intangible assets and goodwill	49,486	57,864
Deferred income taxes	63,321	75,319
Derivative instruments	6,741	9,517
McDonald’s Corporation’s indemnification for contingencies	3,452	4,395
Total non-current assets	1,027,981	1,347,584
Total assets	$1,406,977	$1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$187,685	$220,337
Royalties payable to McDonald’s Corporation	14,834	16,953
Income taxes payable	28,581	29,473
Other taxes payable	69,006	91,290
Accrued payroll and other liabilities	93,112	112,072
Provision for contingencies	512	777
Interest payable	15,990	20,627
Short-term debt	2,500	32,528
Current portion of long-term debt	161,599	6,156
Derivative instruments	2,126	10,958
Deferred income taxes	1,728	895
Total current liabilities	577,673	542,066
Non-current liabilities
Accrued payroll and other liabilities	19,381	18,440
Provision for contingencies	20,066	11,427
Long-term debt, excluding current portion	494,743	761,080
Deferred income taxes	8,224	4,180
Total non-current liabilities	542,414	795,127
Total liabilities	1,120,087	1,337,193
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,538,896 shares issued and outstanding at December 31, 2015; 130,216,043 shares issued and outstanding at December 31, 2014	371,857	365,701
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2015 and 2014	132,915	132,915
Additional paid-in capital	12,606	15,974
Retained earnings	193,158	244,791
Accumulated other comprehensive losses	(424,263)	(302,467)
Total Arcos Dorados Holdings Inc. shareholders’ equity	286,273	456,914
Non-controlling interests in subsidiaries	617	673
Total equity	286,890	457,587
Total liabilities and equity	$1,406,977	$1,794,780

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flow

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars

	2015	2014	2013
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc	$(51,633)	$(109,333)	$53,854
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	110,715	116,811	114,860
Loss from derivative instruments	2,894	685	4,141
Amortization and accrual of letter of credit fees and deferred financing costs	3,982	4,195	4,363
Gain of property and equipment sales	(10,942)	(890)	(8,919)
Net income attributable to non-controlling interests	264	305	18
Deferred income taxes	(9,057)	7,419	9,113
Foreign currency exchange results	23,239	55,894	23,350
Accrued net share-based compensation expense	4,082	9,252	7,027
Loss from purchase, exchange and call of 2019 Notes	—	—	23,467
Impairment of long-lived assets and goodwill	13,022	52,915	2,958
Write-offs and related contingencies of property and equipment	6,038	7,111	6,489
Others, net	3,502	6,339	113
Changes in assets and liabilities:
Accounts payable	25,020	(16,128)	96,957
Accounts and notes receivable and other receivables	2,369	(9,779)	(43,835)
Inventories, prepaid and other assets	(45,900)	53,082	(102,362)
Income taxes payable	15,786	15,884	10,773
Other taxes payable	(2,568)	(27)	13,727
Interest payable	(3,746)	(1,054)	1,492
Accrued payroll and other liabilities and provision for contingencies	24,195	(198)	(9,883)
Others	1,427	608	9,311
Net cash provided by operating activities	112,689	193,091	217,014
Investing activities
Property and equipment expenditures	(90,964)	(169,813)	(313,462)
Purchases of restaurant businesses paid at acquisition date	(1,091)	(825)	(324)
Proceeds from sale of property and equipment and related prepayments	19,738	3,237	7,751
Proceeds from sales of restaurant businesses	3,861	1,938	6,452
Loans collected from / (granted to) related parties	9,702	(2,500)	(2,000)
Other investing activity	(1,361)	(1,001)	(9,072)
Net cash used in investing activities	(60,115)	(168,964)	(310,655)
Financing activities
Issuance of 2023 Notes	—	—	378,409
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(12,509)	(50,036)	(37,527)
Net collection (payment) of derivative instruments	19,817	—	(9,975)
Purchase and call of 2019 Notes	—	—	(237,006)
Purchase of 2016 Notes	(11,710)	—	—
Issuance of other long-term debt	—	33,267	8,483
Net short-term borrowings	(29,043)	26,296	8,743
Other financing activities	(8,818)	(8,343)	(8,825)
Net cash (used in) provided by financing activities	(42,263)	1,184	102,302
Effect of exchange rate changes on cash and cash equivalents	(36,822)	(61,929)	(17,864)
Decrease in cash and cash equivalents	(26,511)	(36,618)	(9,203)
Cash and cash equivalents at the beginning of the year	139,030	175,648	184,851
Cash and cash equivalents at the end of the year	$112,519	$139,030	$175,648

Supplemental cash flow information:
Cash paid during the year for:
Interest	$64,229	$71,369	$61,771
Income tax	11,191	13,139	25,422
Non-cash investing and financing activities:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$—	$—	$98,767
Dividend declared pending of payment	—	12,509	12,509
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	2,113	1,864	3,711

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2015, 2014 and 2013

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310
Net income for the year	—	—	—	—	—	53,854	—	53,854	18	53,872
Other comprehensive losses	—	—	—	—	—	—	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	—	—	(7,166)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	5,782	—	—	5,782	—	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(292)	—	(292)	—	(292)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive losses	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

Reclassifications

Certain reclassifications have been made within current assets, between inventories and prepaid expenses and other current assets totaling $5,715; and within non-current assets, between property and equipment, net and miscellaneous equal to $23,287; to the prior year information to conform to the current year presentation.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation (continued)

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 21 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $24,088 and $32,115 as of December 31, 2015 and 2014, respectively) and receivables with an independent logistic operator (amounting to $nil and $11,795 as of December 31, 2015 and 2014, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

During June 2014 and March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 21. As a result of this analysis, the Company recorded impairment charges of $7,804 and $45,186 during the fiscal years 2015 and 2014, respectively, primarily associated to an advanced payment for a real estate, given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2015, 2014 and 2013, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in the following markets:

	2015	2014	2013
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	Yes	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	No
Colombia	Yes	Yes	Yes
Ecuador	Yes	No	No

As a result of the impairment testing the Company recorded the following impairment charges for the markets indicated below:

Fiscal year	Markets	Total
2015	Mexico, Peru, Colombia and Venezuela	$12,343
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	50,886
2013	Mexico, Puerto Rico and Peru	2,958

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is mostly performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed during fiscal years 2015 and 2014, the Company recorded impairment charges of $679 in Argentina and $2,029 in Puerto Rico, respectively, related to goodwill generated in the acquisition of franchised restaurants. The impairments are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $122,920, $146,363 and $160,184 in 2015, 2014 and 2013, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $35,131, $44,828 and $49,820 in 2015, 2014 and 2013, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2015 and 2014, $2,142 and $1,850, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 17 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

In April 2015, the FASB issued new guidance for simplifying the presentation of debt issuance cost. Becoming effective for fiscal years beginning after December 15, 2015, including interim periods, this new guidance requires debt issuance cost related to a recognized debt liability to be presented in the Consolidated Statements of Balance Sheets as a direct deduction from the corresponding debt liability rather than as an asset. The adoption of this standard will not have a material impact on the Company’s financial statement.

Moreover, in November 2015, new guidance about ASC 740 “Income Tax” was issued. Becoming effective for fiscal periods, including interim periods, beginning after December 15, 2016, this standard requires the Company to classify all deferred tax assets and liabilities as non-current on the Consolidated Statements of Balance Sheets instead of separating deferred taxes into current and non-current amounts.

In addition, in February 2016, new guidance about leases was issued. The new  standard (ASC 842) supersede the lease requirements of ASC 840. The objective of  the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;

ii.	The right and license to grant sub franchises in each territory;

iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;

iv.	The right to advertise to the public that it is a franchisee of McDonald’s;

v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Other acquisitions

During fiscal years 2015, 2014 and 2013, the Company acquired franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Acquisition of businesses (continued)

Other acquisitions (continued)

Purchases of restaurant businesses:	2015	2014	2013
Property and equipment	$936	$583	$2,186
Identifiable intangible assets	853	518	6,628
Goodwill	1,621	2,029	—
Assumed debt	(206)	—	(317)
Gain on bargain purchase of franchised restaurants	—	(71)	(3,827)
Purchase price	3,204	3,059	4,670
Restaurants sold in exchange	—	—	(635)
Settlement of franchise receivables	(2,113)	(1,436)	—
Seller financing	—	(798)	(3,711)
Purchase price paid at acquisition date	$1,091	$825	$324

5.	Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2015	2014
Receivables from franchisees	$34,714	$38,330
Debit and credit card receivables	28,683	38,826
Meal voucher receivables	8,920	12,962
Notes receivable	3,799	2,258
Allowance for doubtful accounts	(12,768)	(9,373)
	$63,348	$83,003

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2015	2014
Prepaid taxes	$78,543	$43,228
Prepaid expenses	21,124	31,046
Promotion items and prepayments	11,141	16,034
	$110,808	$90,308

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2015	2014
Land	$138,546	$171,776
Buildings and leasehold improvements	575,238	704,636
Equipment	521,957	596,879
Total cost	1,235,741	1,473,291
Total accumulated depreciation	(402,384)	(380,297)
	$833,357	$1,092,994

Total depreciation expense for fiscal years 2015, 2014 and 2013 amounted to $96,383, $101,703 and $96,563, respectively.

8.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2015	2014
Net intangible assets (i)
Computer software cost	$60,088	$64,103
Initial franchise fees	14,659	18,136
Reacquired franchised rights	8,128	9,878
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	84,815	94,057
Total accumulated amortization	(47,579)	(51,088)
Subtotal	37,236	42,969

Goodwill (ii)
Mexico	6,013	6,840
Brazil	4,191	6,247
Chile	1,050	1,227
Argentina	504	—
Ecuador	273	273
Peru	165	189
Colombia	54	119
Subtotal	12,250	14,895
	$49,486	$57,864

(i)	Total amortization expense for fiscal years 2015, 2014 and 2013 amounted to $14,332, $15,108 and $18,297, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $14,332 for 2016, $10,253 for 2017; $1,733 for 2018; $1,733 for 2019; $1,733 for 2020; and thereafter $7,452.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2015	2014
Current:
Accrued payroll	$74,311	$82,396
Long-term incentive plan	248	806
Dividends payable	—	12,509
Accrued expenses	11,817	8,720
Other liabilities	6,736	7,641
	$93,112	$112,072
Non-current:
Other liabilities	19,381	18,440
	$19,381	$18,440

10.	Short-term debt

Short-term debt consists of the following at year-end:

	2015	2014
Revolving Credit Facility (i)	$2,500	$—
Bank overdrafts	—	528
Other short-term loans (ii)	—	32,000
	$2,500	$32,528

(i)	Revolving Credit Facility

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On July 30, 2015, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $50 million maturing on August 3, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

In addition, on August 31, 2015, effective as from October 1, 2015, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on October 1, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. As of December 31, 2015, the Company had borrowed $2.5 million under the revolving credit facility. This loan matures during January 2016.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Short-term debt (continued)

Revolving Credit Facility (continued)

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

The Company was not in compliance with the net indebtedness to EBITDA ratio under the revolving credit facility with BOFA as of June 30, 2014. At such date the ratio was 2.73.  On July 28, 2014, the revolving credit facility was amended to change the consolidated net indebtedness to EBITDA ratio (as defined therein) requirement from 2.5 to 1 to 3.0 to 1. As from that date, the ratio was in compliance. On July 30, 2015, the Company agreed upon with BOFA to modify the consolidated net indebtedness to EBITDA ratio to 3.5 to 1.

As of December 31, 2015, the mentioned ratio was 2.58 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

(ii)	As of December 31, 2014, comprised of a loan granted by Citibank in Colombia totaling $32 million. This loan matured in January 2015 and accrued interest at a weighted-average annual rate of 2.34%.

11.	Long-term debt

Long-term debt consists of the following at year-end:

	2015	2014
2023 Notes	$469,491	$468,976
2016 Notes	158,787	254,963
Capital lease obligations	5,599	5,652
Other long-term borrowings	22,465	37,645
Total	656,342	767,236
Current portion of long-term debt	161,599	6,156
Long-term debt, excluding current portion	$494,743	$761,080

The following table presents additional information related to the 2023 Notes, 2016 Notes and 2019 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2015	2014	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	158,544	253,989	July 13, 2016
2019 Notes	7.5%	USD	—	—	October 1, 2019

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2015	2014	2013	2015	2014	2013	2015	2014	2013
2023 Notes	$31,387	$31,387	$8,196	$439	$438	$109	$515	$506	$123
2016 Notes	20,991	29,490	32,172	805	778	777	(496)	(692)	(754)
2019 Notes	—	—	18,765	—	—	3,056	—	—	1,802

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

2023 and 2016 Notes

On September 27, 2013, the Company issued senior notes which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the “2016 Notes”). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

During November 2015, the Company redeemed 6.97% or BRL 47,039 of the outstanding principal amount of its 2016 Notes at a redemption price equal to 93.75% (equivalent to $11,710) plus accrued and unpaid interest.

The 2023 and 2016 Notes (the “Notes”) are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes matured on October 1, 2019 and bore interest of 7.5% per year. Periodic payments of principal were not required under the 2019 Notes. Interest was paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued 2023 Notes and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company accepted and exchanged $89,955 of ADBV 2019 Notes and accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued senior notes due 2023 for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase (equal to a redemption price of 108.25%). The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. On October 7, 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013. The Company issued additional 2023 Notes for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

In addition, on December 17, 2013, the Company exercised its option to redeem all of the then outstanding principal amount of ADBV 2019 Notes ($99,767) at a redemption price equal to 109.129%. As a result, the Company paid $108,875 plus $1,580 of accrued and unpaid interests related to the called portion of the 2019 Notes.

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss was comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes. Loss from the purchase and call of the 2019 Notes at a price higher than the nominal value amounted to $18,873 in 2013. This charge is included within “Net interest expense” in the consolidated statements of income.

Other required disclosure

At December 31, 2015, future payments related to the Company’s long-term debt are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

Other required disclosure (continued)

	Principal	Interest	Total
2016	$161,356	$46,392	$207,748
2017	2,800	33,500	36,300
2018	3,588	33,224	36,812
2019	3,625	32,929	36,554
2020	3,173	32,647	35,820
Thereafter	485,830	96,641	582,471
Total payments	660,372	275,333	935,705
Interest	—	(275,333)	(275,333)
Discount on 2023 Notes	(6,915)	—	(6,915)
Premium on 2023 Notes	2,640	—	2,640
Premium on 2016 Notes	245	—	245
Long-term debt	$656,342	$—	$656,342

12.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 16 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded on the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earnings volatility related to this risk, which was renewed twice and matured on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company received (paid) the appreciation (depreciation), plus any dividends, on a certain notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn paid interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014). During fiscal years 2015, 2014 and 2013, the Company paid interests amounting to $522, $593 and $746, respectively, in connection with this agreement. Additionally, the Company could, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. During fiscal year 2013, the Company reduced the notional number of Class A shares by 1,250,000 (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interest and fees).

As a consequence of the maturity of the swap agreement, the Company paid, during August and September 2015, $9,681 as settlement of the remaining 1,022,551 Class A shares net of accumulated dividends.

As from September 23, 2014, the Company was required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, with $500 as the incremental basis. As of December 31, 2014, the collateral amounted to $4,832 and was presented as a current asset within “Collateral deposits”. During 2015, before the maturity of the total equity return swap, there were two amendments to the conditions of the collateral deposit that reduced the threshold from $3,000 to $0 and included an additional collateral deposit of $500. As a consequence of the maturity of the swap agreement, the collateral deposit was returned to the Company.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap (continued)

The Company did not designate the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income.

See additional disclosures below for further information about this swap.

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). In relation to these agreements, during fiscal years 2015, 2014 and 2013, the Company purchased a total amount of $12,375, $30,454 and $17,633, respectively. As of December 31, 2015, the Company has forward contracts outstanding with a notional amount of $10,240 that mature during 2016.

The Company made net collections totaling $2,306, $1,451 and $628 during fiscal years 2015, 2014 and 2013, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement was to mature on July 13, 2016 with exchange of principal. However, on October 4, 2013, the Company settled the swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement. During fiscal year 2013, the Company collected $1,828 of net interest from Bank of America.

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV which was amended on November 13, 2015. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 28.3 million (47.3 million at the inception) of US dollars and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

As from the amendment, the Company is required to make a collateral deposit equal to the excess of mark-to-market above a threshold of $5,000, with $250 as incremental basis.

As a result of the amendment, the Company collected $19,817 and recorded a loss of $2,650 within “Loss from derivative instruments” in the income statement. Furthermore, according to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the amendment that equals to $6,666, will be amortize to earnings as the originally hedged cash flows affected earnings.

The Company paid $1,933 and $3,512 of net interest during fiscal years 2015 and 2014, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cross-currency interest rate swaps (continued)

See additional disclosures below for further information about this swap agreement.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2015 and 2014:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2015	2014
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$454	$857
Cross-currency interest rate swap (i)	Derivative instruments	4,615	6,565
		5,069	7,422
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging
Total equity return swap (ii)	Derivative instruments	$—	$(8,006)
		—	(8,006)
Total derivative instruments		$5,069	$(584)

(i)	At December 31, 2015, presented in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability. At December 31, 2014, presented in the consolidated balance sheet as follows: $9,517 as a non-current asset and $2,952 as a current liability.

(ii)	As of December 31, 2014, presented in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2015, 2014 and 2013 for each type of derivative relationship:

	Forward contracts			Cross-currency interest rate swaps			Total
Derivatives in Cash Flow Hedging Relationships	2015	2014	2013	2015	2014	2013 (iii)	2015	2014	2013
Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	$1,903	$1,925	$1,011	$18,584	$3,233	$(474)	$20,487	$5,158	$537
(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)	(2,306)	(1,451)	(628)	(11,903)	(1,341)	464	$(14,209)	$(2,792)	$(164)
Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)	—	—	—	$(2,650)	$—	$(4,187)	$(2,650)	$—	$(4,187)

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Derivative instruments (continued)

Additional disclosures (continued)

(i)	The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain (loss) of $13,595, $5,084 and ($921) for the fiscal year 2015, 2014 and 2013, respectively, as an adjustment to foreign exchange results and a (loss) gain of ($1,692), ($3,743) and $ 457, for the fiscal years 2015, 2014 and 2013, respectively, as an adjustment to net interest expense.

(ii)	In the fiscal year 2015 related to the loss incurred in connection with the amendment of the cross-currency interest rate swap agreement. In the fiscal year 2013, related to the loss incurred in connection with the settlement of the previous cross-currency interest rate swap agreement before its maturity. These results were recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income.

(iii)	Include ($294) and $1,436 related to the cross-currency interest rate swap with Bank of America settled before its maturity in "Gain (Loss) Recognized in Accumulated OCI on Derivative" and "(Gain) Loss Reclassified from Accumulated OCI into Income", respectively.

		(Loss) gain Recognized in Income on Derivative instruments
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	2015	2014	2013
Total equity return swap	General and administrative expenses (i)	$(1,743)	$(6,861)	$630
	Net interest expense	(453)	(360)	(533)
Others	Loss from derivative instruments	(244)	(685)	46
Total		$(2,440)	$(7,906)	$143

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 20.

13.	Operating lease agreements

At December 31, 2015, the Company was the lessee at 2,707 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Operating lease agreements (continued)

At December 31, 2015, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2016	$116,233	$6,140	$122,373
2017	106,277	5,057	111,334
2018	95,030	2,321	97,351
2019	82,770	1,563	84,333
2020	73,057	1,418	74,475
Thereafter	349,179	2,712	351,891
Total minimum payment	$822,546	$19,211	$841,757

The following table provides detail of rent expense for fiscal years 2015, 2014 and 2013:

	2015	2014	2013
Company-operated restaurants (i)	$135,232	$151,724	$153,538
Franchised restaurants (ii)	36,381	48,814	48,911
Total rent expense	$171,613	$200,538	$202,449

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income.

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2015, 2014 and 2013:

	2015	2014	2013
Minimum rentals	$122,110	$131,463	$126,329
Contingent rentals based on sales	49,503	69,075	76,120
Total rent expense	$171,613	$200,538	$202,449

14.	Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2015 and 2014, net property and equipment under franchise arrangements totaled $131,587 and $170,400, respectively (including land for $39,452 and $48,797, respectively).

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Franchise arrangements (continued)

Revenues from franchised restaurants for fiscal years 2015, 2014 and 2013 consisted of:

	2015	2014	2013
Rent	$121,122	$145,540	$171,859
Initial fees (i)	611	564	929
Royalty fees (ii)	628	659	639
Total	$122,361	$146,763	$173,427

(i)	Presented net of initial fees paid to McDonald’s Corporation for $747, $885 and $1,150 in 2015, 2014 and 2013, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $49,742, $63,680 and $69,933 in 2015, 2014 and 2013, respectively.

At December 31, 2015, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2016	$6,623	$11,038	$17,661
2017	6,451	10,291	16,742
2018	5,834	9,492	15,326
2019	5,227	8,871	14,098
2020	4,563	7,886	12,449
Thereafter	21,543	44,881	66,424
Total	$50,241	$92,459	$142,700

15.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	39%	34%	34%
Peru	28%	30%	30%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	25%	22%	22%
Chile	22.5%	21%	20%

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

Income tax expense for fiscal years 2015, 2014 and 2013 consisted of the following:

	2015	2014	2013
Current income tax expense	$31,873	$25,060	$33,609
Deferred income tax (benefit) expense	(9,057)	7,419	9,113
Income tax expense	$22,816	$32,479	$42,722

Income tax expense for fiscal years 2015, 2014 and 2013 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax (loss) income as a result of the following:

	2015	2014	2013
Pre-tax (loss) income	(28,553)	(76,549)	96,594
Weighted-average statutory income tax rate (i)	64.6%	40.9%	31.9%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax (loss) income	(18,445)	(31,346)	30,833
Permanent differences:
Change in valuation allowance	49,478	71,695	39,621
Non-deductible expenses	6,368	15,641	13,500
Tax benefits, including Brazil and other	(24,398)	(39,389)	(26,948)
Differences including exchange rate, and inflation adjustment	5,170	12,980	(14,938)
Others	4,643	2,897	654
Income tax expense	$22,816	$32,479	$42,722

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Tax loss carryforwards (i)	$254,861	$258,046
Purchase price allocation adjustment	37,549	57,786
Property and equipment, tax inflation	45,650	53,172
Other accrued payroll and other liabilities	13,891	14,328
Share-based compensation	3,570	5,266
Provision for contingencies	2,177	2,700
Other deferred tax assets (ii)	27,642	40,777
Other deferred tax liabilities (iii)	(9,618)	(10,781)
Property and equipment - difference in depreciation rates	(12,411)	(32,850)
Valuation allowance (iv)	(297,891)	(301,012)
Net deferred tax asset	$65,420	$87,432

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Income taxes (continued)

(i)	As of December 31, 2015, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $937,989. The Company has operating tax loss carryforwards amounting to $328,559, expiring between 2016 and 2020. In addition, the Company has operating tax loss carryforwards amounting to $190,238 expiring after 2020 and operating tax loss carryforwards amounting to $419,192 that do no expire.

(ii)	Includes Venezuela’s foreign currency exchange differences amounting to $11,745 and $26,361 for the years ended December 31, 2015 and 2014, respectively.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $65,420 for the year ended December 31, 2015, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $12,051; $63,321; $1,728 and $8,224, respectively.

The total amount of $87,432 for the year ended December 31, 2014, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $17,188; $75,319; $895 and $4,180, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $143,388 at December 31, 2015 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2015 and 2014, the Company’s gross unrecognized tax benefits totaled $63 and $221 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2015	2014
Balances at beginning balance	$221	$1,697
Decrease for positions taken in prior years	(158)	(1,476)
Balances at ending balance	$63	$221

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2009.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. During March 2015, the total amount of awards was vested. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three years expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The employees affected by this resolution were 84. The total incremental compensation cost resulting from the modification for fiscal year 2015 and 2014 amounts to a gain of $511 and a loss of $149, respectively, which has been recorded under “General and administrative expenses”. As of December 31, 2015, the exercisable units were 664,775.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. As of December 31, 2015, it amounts to $248 and is disclosed within "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 12, the Company entered into a total equity return swap agreement, which matured on September 12, 2015, to minimize earnings volatility related to these awards. The adjustments to the value of the swap tended to minimize the adjustments to the carrying value of the ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which were also recorded on “General and administrative expenses”. As a result, there was a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the fiscal years 2015, 2014 and 2013 amounted to $(449), $(3,772) and $1,875, respectively.

The Company recognized $99, $905 and $334 of related income tax expense during fiscal years 2015, 2014 and 2013, respectively.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2015 (for fiscal year 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at 2014 and 2013 grant date (on the second quarter of each year):

	2014	2013
Grant-date stock price (i)	8.58	14.31
Weighted-average strike price	8.58	14.31
Expected volatility (ii)	35.5%	38.0%
Dividend yield	2.8%	1.7%
Risk-free interest rate	1.3%	1.0%
Expected term	4.1	5.0

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.

(ii)	Based on implied volatility of the Company’s Class A shares.

The resulting value of stock options and restricted share units granted was $nil and $5,844, respectively, during fiscal year 2015, $491 and $2,723, respectively, during fiscal year 2014; $1,807 and 3,056, respectively, during the fiscal year 2013.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $2,788, $6,163 and $5,782 during fiscal years 2015, 2014 and 2013, respectively, of which $210, $2,503 and $1,964 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(1,581), $678 and $88 of related income tax (expense) benefit during fiscal years 2015, 2014 and 2013, respectively.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

Stock Options

The following table summarizes the activity of stock options during fiscal years 2015, 2014 and 2013:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(141,130)	16.54	5.02
Expired (i)	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,409,705	21.03	5.87
Exercisable at December 31, 2015	1,332,741	19.32	5.34

(i) As of December 31, 2015, Additional paid-in capital included $2,077 related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2015:

	Vested		Non-vested (ii)	Total
Number of units outstanding	1,332,741	(i)	693,153	2,025,894
Weighted-average grant-date fair market value per unit	5.34		3.88	5.87
Total grant-date fair value	7,123		2,687	9,810
Weighted-average accumulated percentage of service	100		76.5	94.7
Stock-based compensation recognized in Additional paid-in capital	7,123		2,056	9,179
Compensation expense not yet recognized (iii)	—		631	631

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2016 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 2.4 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2015, 2014 and 2013:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grant	(338,014)	21.20
Forfeitures	(158,279)	19.70
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grant	(274,314)	21.20
Partial vesting of 2012 grant	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
Exercisable at December 31, 2015	—	—

As of December 31, 2015, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

The following table provides a summary of outstanding restricted share units at December 31, 2015:

Number of units outstanding (i)	1,230,210
Weighted-average grant-date fair market value per unit	7.96
Total grant-date fair value	9,792
Weighted-average accumulated percentage of service	44.7%
Stock-based compensation recognized in Additional paid-in capital	4,376
Compensation expense not yet recognized (ii)	5,416

(i)	Related to awards that will vest between fiscal years 2016 and 2020.

(ii)	Expected to be recognized in a weighted-average period of 4.0 years.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened.

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On August 10, 2015, the Company reached an agreement with McDonald’s Corporation to amend the opening plan mentioned in point (ii) above, from 250 to 150 new restaurant openings for the three-year period commenced on January 1, 2014, mainly in order to adjust this plan to the current economic realities of the region. Under this agreement, the Company is also committed to execute at least 140 reimages over the three-year period and to maintain the three-year reinvestment plan of at least $180 million.

The Company was not in compliance with the ratio requirements mentioned in point (v) above for the three-month periods ended from June 30, 214 to September 30, 2015. As of December 31, 2015 the leverage ratio was not in compliance. The ratio were as follows:

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Leverage Ratio	4.38	4.59	4.65	4.62	4.61	4.56	4.40

Fixed Charge Coverage Ratio	1.48	1.44	1.42	1.40	1.45	1.48	1.56

McDonald’s Corporation granted the Company limited waivers through and including December 31, 2015, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2015, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

During 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the fiscal years 2014 and 2013, the Company has recorded a royalty waiver amounting to $6.1 million and $8 million, respectively, recorded as lower “Royalty fees” in the consolidated statements of income.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2015 and 2014, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $20,578 and $12,204, respectively, presented as follows: $512 and $777 as a current liability and $20,066 and $11,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals	Settlements	Reclassifications	Translation	Balance at end of period
Year ended December 31, 2015:
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

Year ended December 31, 2014:
Tax contingencies in Brazil (i)	$2,235	$14	$—	$—	$(250)	$1,999
Labor contingencies in Brazil (ii)	9,484	22,726	(20,582)	(29)	(1,239)	10,360
Other (iii)	10,622	3,620	(2,974)	(543)	(2,945)	7,780
Subtotal	22,341	26,360	(23,556)	(572)	(4,434)	20,139
Judicial deposits (iv)	(7,519)	—	455	(1,857)	986	$(7,935)
Provision for contingencies	$14,822	$26,360	$(23,101)	$(2,429)	$(3,448)	$12,204

Year ended December 31, 2013:
Tax contingencies in Brazil (i)	$4,011	$13	$(998)	$(271)	$(520)	$2,235
Labor contingencies in Brazil (ii)	14,256	12,714	(15,900)	—	(1,586)	9,484
Other (iii)	9,551	4,546	(2,060)	745	(2,160)	10,622
Subtotal	27,818	17,273	(18,958)	474	(4,266)	22,341
Judicial deposits (iv)	(7,219)	—	82	(1,431)	1,049	(7,519)
Provision for contingencies	$20,599	$17,273	$(18,876)	$(957)	$(3,217)	$14,822

(i)	In 2013 and 2014, mainly related to tax on bank account transactions (CPMF). In 2015 it also includes some indirect taxes matters.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It mainly relates to tax and labor contingencies in other countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2015, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $49 million and $69 million.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.	Commitments and contingencies (continued)

Provision for contingencies

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2015, the non-current portion of the provision for contingencies includes $3,452 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

18.	Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets
Cash equivalents	$40,313	$—	$—	$40,313
Cross-currency interest rate swap	—	6,741	—	6,741
Total Assets	$40,313	$6,741	$—	$47,054
Liabilities
Cross-currency interest rate swap	$—	$2,126	$—	$2,126
Long-term incentive plan	—	248	—	248
Total Liabilities	$—	$2,374	$—	$2,374

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

Certain financial assets and liabilities not measured at fair value

At December 31, 2015, the fair value of the Company’s short-term and long-term debt was estimated at $631,788, compared to a carrying amount of $674,832. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2015, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 21 for additional information pertaining to the Company’s Venezuelan operations.

20.	Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal year ended December 31,
	2015	2014	2013
Revenues:
Brazil	$1,361,989	$1,816,046	$1,842,324
Caribbean division	398,144	594,220	830,447
NOLAD	367,364	385,114	407,772
SLAD	925,243	855,685	952,767
Total revenues	$3,052,740	$3,651,065	$4,033,310

Adjusted EBITDA:
Brazil	$192,939	$237,699	$245,957
Caribbean division	5,679	(8,136)	67,180
NOLAD	34,489	27,701	27,397
SLAD	106,602	87,976	105,495
Total reportable segments	339,709	345,240	446,029
Corporate and others (i)	(109,538)	(93,566)	(101,562)
Total adjusted EBITDA	$230,171	$251,674	$344,467

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2015	2014	2013
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$230,171	$251,674	$344,467

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(110,715)	(116,811)	(114,860)
Gains from sale or insurance recovery of property and equipment	12,308	3,379	10,326
Write-offs and related contingencies of property and equipment	(6,038)	(7,111)	(6,489)
Impairment of long-lived assets	(12,343)	(50,886)	(2,958)
Impairment of goodwill	(679)	(2,029)	—
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(210)	(2,503)	(1,964)
Reorganization and optimization plan expenses	(18,346)	(4,707)	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(741)	(149)	—
Operating income	93,407	70,857	228,522
(Less) Plus:
Net interest expense	(64,407)	(72,750)	(88,156)
Loss from derivative instruments	(2,894)	(685)	(4,141)
Foreign currency exchange results	(54,032)	(74,117)	(38,783)
Other non-operating (expenses) income, net	(627)	146	(848)
Income tax expense	(22,816)	(32,479)	(42,722)
Net income attributable to non-controlling interests	(264)	(305)	(18)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(51,633)	$(109,333)	$53,854

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2015	2014	2013
Depreciation and amortization:
Brazil	$48,849	$60,261	$57,818
Caribbean division	30,998	29,142	28,663
NOLAD	25,733	28,565	28,597
SLAD	19,340	19,989	23,172
Total reportable segments	124,920	137,957	138,250
Corporate and others (i)	8,068	8,202	8,607
Purchase price allocation (ii)	(22,273)	(29,348)	(31,997)
Total depreciation and amortization	$110,715	$116,811	$114,860

Property and equipment expenditures:
Brazil	$40,482	$100,455	$127,743
Caribbean division	11,756	18,717	99,565
NOLAD	14,623	23,680	32,533
SLAD	23,623	25,423	51,337
Others	480	1,538	2,284
Total property and equipment expenditures	$90,964	$169,813	$313,462

	As of December 31,
	2015	2014
Total assets:
Brazil	$612,074	$833,334
Caribbean division	382,022	444,641
NOLAD	308,632	360,644
SLAD	242,081	291,473
Total reportable segments	1,544,809	1,930,092
Corporate and others (i)	40,721	98,651
Purchase price allocation (ii)	(178,553)	(233,963)
Total assets	$1,406,977	$1,794,780

(i)	Primarily relates to corporate general and administrative expenses corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, a collateral deposit and derivative instruments. As of December 31, 2014, corporate assets also included a loan receivable with related parties, and a receivable with an independent logistic operator.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $833,357 and $1,092,994 at December 31, 2015 and 2014, respectively. All of the Company’s long-lived assets are related to foreign operations.

21.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating (loss) income of the Venezuelan operations were $40,898 and $(28,329), respectively, for fiscal year 2015; $187,588 and $(74,962), respectively, for fiscal year 2014; and $415,932 and $43,939, respectively, for fiscal year 2013.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From January 1, 2013 to February 7, 2013	SITME	5.30	—	—	—
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 up to date	SIMADI	177.00	3,250	7,804	8,046

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

As of December 31, 2015, three foreign exchange rates were legally available: (i) the official exchange rate settled at 6.30 VEF per US dollar; (ii) the SICAD exchange rate settled at 13.50 VEF per US dollar; and (iii) the SIMADI exchange rate settled at 198.70 VEF per US dollar.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.	Venezuelan operations (continued)

As of December 31, 2015, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the SIMADI rate was $1.3 million (including $3.9 million of cash and cash equivalents). Venezuela’s non-monetary assets were $58.1 million at December 31, 2015 and included approximately $47.6 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. As of December 31, 2015, the Company’s pricing plan was not affected by these regulations.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

22.	Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During fiscal years 2015, 2014 and 2013, the Company issued 322,853, 348,617 and 338,014 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2015, 2014 and 2013 the Company had 210,538,896; 210,216,043 and 209,867,426 shares issued and outstanding with no par value, consisting of 130,538,896; 130,216,043 and 129,867,426 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

During fiscal year 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal year 2014. During fiscal years 2014 and 2013, the Company declared dividend distributions totaling $50,036, per year. One installment of the 2014 and 2013 distributions amounting to $12,509 was pending of payment at each year-end.

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.	Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2015 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive (loss) income
Balances at December 31, 2012	$(156,467)	$(1,141)	$(1,213)	$(158,821)
Other comprehensive (loss) gain before reclassifications	(60,669)	537	—	(60,132)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(164)	382	218
Net current-period other comprehensive (loss) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)
Other comprehensive (loss) gain before reclassifications	(85,753)	5,158	(544)	(81,139)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	(302,889)	1,598	(1,176)	(302,467)
Other comprehensive (loss) gain before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

23.	(Loss) earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.	(Loss) earnings per share (continued)

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal year ended December 31,
	2015	2014	2013
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(51,633)	$(109,333)	$53,854
Weighted-average number of common shares outstanding - Basic	210,436,232	210,105,059	209,754,176
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	160,122	239,171	344,968
Weighted-average number of common shares outstanding - Diluted	210,596,354	210,344,230	210,099,144

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.25)	$(0.52)	$0.26

(a)	Options to purchase shares of common stock were outstanding during fiscal years 2015, 2014 and 2013. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

24.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Perú (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement, the loan will mature on November 7, 2016. As of December 31, 2015 and 2014, Axionlog Distribution B.V. had borrowed $1,798 and $11,500, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Accounts and notes receivable, net" and in "Miscellaneous” in the Company’s consolidated balance sheets, as of December 31, 2015 and 2014, respectively.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Accounts and notes receivable	$1,854	$—
Other receivables	2,266	1,796
Miscellaneous	1,729	14,901
Accounts payable	5,110	7,742

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2015, 2014 and 2013:

	Fiscal years ended December 31,
	2015	2014	2013
Food and paper (i)	$(164,882)	$(199,801)	$(319,456)
Occupancy and other operating expenses	(2,499)	(2,251)	(10,327)
Other operating expenses, net (ii)	—	16,986	—
Net interest income	461	1,387	583

(i)	Includes $44,170 of distribution fees and $120,712 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2015; $45,143 and $154,658, respectively, for the fiscal year ended December 31, 2014; and $48,340 and $271,116, respectively, for the fiscal year ended December 31, 2013.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2015 and 2013.

As of December 31, 2015 and 2014, the Company had notes receivable totaling $nil and $224, respectively, other receivables totaling $142 and $2,580, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,386 and $1,565, respectively.

25.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Arcos Dorados Holdings Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.	Valuation and qualifying accounts (continued)

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2015:
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237
Year ended December 31, 2014:
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal year 2015, 2014 and 2013 – Relate to the accrual of $37,729, $26,360 and $17,273, respectively. See Note 17 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Correspond to the settlements and reclassifications amounting to $23,415 and $1,443, respectively, during fiscal year 2015; $23,101 and $2,429, respectively, during fiscal year 2014; and $18,876 and $957, respectively, during fiscal year 2013; as discussed in Note 17.